FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 17, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO completes share buyback programme”, dated December 2, 2004.
2.	Press release entitled “ABN AMRO accelerates and broadens Group synergies programme and refines Wholesale Clients SBU”, dated December 16, 2004.
3.	Press release entitled “The Principal Financial Group to buy defined contribution administration business from ABN AMRO”, dated December 17, 2004.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: December 17, 2004	By:	/s/ T de Swaan

		Name:	Drs T de Swaan
		Title:	Member of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

Item 1

Amsterdam, 2 December 2004

ABN AMRO completes share buyback programme

ABN AMRO today announced that it has completed its planned buyback of shares related to its interim stock dividend 2004.

ABN AMRO announced earlier this year that it intended to neutralise the dilutive effect of the stock dividend for 2004 by buying back shares.

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Enquiries:

ABN AMRO Press Relations
+ 31 20 6288900

Item 2

Amsterdam, 16 December 2004

ABN AMRO accelerates and broadens Group synergies programme and refines Wholesale Clients SBU

•	Group Shared Services initiatives accelerated for IT and HR and broadened for Real Estate
•	Refinement of Wholesale Clients SBU
•	2,850 FTEs reduction across the Group
•	Total savings of EUR 770 mln per year as of 2007
•	One-off charges of EUR 790 mln (net EUR 530 mln) in 2004
•	Full year net profit outlook 2004 remains unchanged

ABN AMRO began informing staff of affected business units today about a number of decisions. These decisions accelerate and broaden the Group Shared Services (GSS) action tracks announced in August 2004 and refine the bank's Wholesale Clients SBU (WCS). While it is too early to provide specific details of some of these changes it is possible to quantify the overall impact, which is explained below.

Total impact for the Group
As a result of the initiatives and programmes, the number of staff within ABN AMRO will be reduced by 2,850 FTEs in total. ABN AMRO has decided to take a total gross one-off charge of EUR 790 mln (net EUR 530 mln) in 2004, of which EUR 515 mln relates to GSS and EUR 275 mln to WCS.

The total costs regarding the GSS action tracks will be EUR 870 mln, of which EUR 515 mln will be covered by the one-off charge. The remaining costs of EUR 355 mln will run through the P&L in 2005-2007. The total costs of the GSS initiatives are EUR 146 mln more than indicated in the presentation following the publication of the half year results 2004. The increase is due to activities relating to the real estate program.This will lead to additional savings in 2005 and 2006. The impact on the 2005 P&L will be positive instead of slightly negative as earlier announced.

The expected cost savings related to the GSS action tracks will increase from the earlier announced EUR 500 mln to at least EUR 600 mln per year as of 2007. The expected cost savings related to the WCS refinement amount to EUR 170 mln per year as of 2007.

The outlook for full year 2004 net profit to be at least 10% higher than the previous year (excluding the net profit on the sale of Bank of Asia and LeasePlan Corporation, and excluding the charges related to GSS and WCS) remains unchanged.

GSS initiatives accelerated for IT and HR and broadened for real estate
GSS was established in 2004 to create value across the Group through increased client satisfaction, higher operational efficiency, optimizing of operational risk and increased flexibility. It focuses on realizing synergies across the Group through further consolidation and standardization.

Regarding Information Technology (IT), GSS has analysed alternative delivery and sourcing scenarios: in-house consolidation, partial outsourcing, multi-vendor strategies and/or off shoring. This analysis shows that, for each scenario, this process will lead to a staff reduction over the next 18 months of approximately 1,200 FTEs out of a total of 5,000 FTEs working across the Group. Given the size of the operations of the bank in the Netherlands and the US, IT staff in these countries will be relatively more affected compared with those in other countries. Depending on the extent to which we choose outsourcing as a solution for certain activities, we anticipate that an additional number of staff will be transferred to other employers in the future.

For Human Resources (HR) a transformation programme was defined, aimed at improving the quality and efficiency of the HR service. Standardization of processes and structures, together with modifications in the supporting technology, will lead to a staff reduction over the next two years of 550 FTEs worldwide across all BUs. Approximately half of the impacted HR staff is located in the Netherlands, approximately a quarter in North America and the remainder in the rest of the world.

A global real estate program has been developed to optimise the bank's global property portfolio. This initially focused on improving space efficiencies and has in recent months been broadened to include a more effective programme for managing surplus space. As a result the total costs for the GSS initiative have been increased by EUR 146 million, with cost savings being realised from 2005.

Refinement of Wholesale Clients business
In October of this year, WCS implemented a number of changes to simplify the organisation and focus on opportunities for growing wholesale banking revenues through the development of new products and cross product synergies.

The changes, aimed at allowing bankers more time to focus on clients and less time on administrative tasks, saw WCS move from operating through seven business units to three business units: Global Markets, Global Clients and WCS Services.

A number of staff changes are being made to reflect this refinement. It will lead to a staff reduction of approximately 1,350 FTEs across all three BUs. Approximately 250 new FTEs will be employed during the same time to reflect the new business profile. Therefore, the overall number of FTEs in WCS will be reduced by 1,100.

The reductions will be concentrated in Europe, Middle East and Africa (EMEA), where 73% of the roles affected reside. Within EMEA, the changes are concentrated in the Netherlands, with 28% of the total, and the United Kingdom, with 22% of the total. The remaining 23% of changes will take place in over 24 EMEA countries.

Outside EMEA, 8% of the total is in the US, with another 6% across seven other countries in the Americas. Changes in the Asia Pacific region will account for 13% of changes and will be spread across 15 countries.

Employee representative bodies have been informed and will be consulted on the above plans. All necessary consent will be received before proceeding with the implementation of any plans.

Further information:
Press Relations: +31 20 6288900
Investor Relations: +31 20 6287835

Item 3

Chicago, 17 December 2004

The Principal Financial Group to buy defined contribution administration business from ABN AMRO

ABN AMRO Asset Management and The Principal Financial Group (The Principal) today announced the strategic arrangement whereby The Principal intends to acquire the Chicago-based ABN AMRO Trust Services Company.

ABN AMRO Trust Services Company provides full-service defined contribution recordkeeping and investment services in the US, administering approximately 300 employer sponsored retirement plans.

ABN AMRO’s decision to sell this business follows a strategic review, in which it was concluded that it does not provide a strong strategic fit with their overall asset management business going forward. The sale is in line with ABN AMRO’s strategy to concentrate on its core activities.

“The acquisition of ABN AMRO Trust Services Company furthers our corporate strategy of accelerating the growth and profitability of our US asset accumulation businesses,” said Larry D. Zimpleman, president, Retirement & Investor Services at The Principal.

Russell Campbell Chief Executive Officer of ABN AMRO Asset Management in North America, commented, “The Principal offers a strong match for our retirement services clients”.

According to Zimpleman, “As a result of the sale of the business to The Principal, clients should expect continued, seamless operations and ‘business as usual’ from their existing Chicago based team,” he said.

Completion is subject to the usual closing conditions and regulatory approvals, and is expected to close on December 31, 2004. Financial details of the transaction will not be disclosed.

Press enquiries:

ABN AMRO press office          + 31 20 628 8900

Notes to Editors:

About ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 637.5 bln (as at 30 September 2004). It has over 3,000 branches in more than 60 countries and territories, and has a staff of about 104,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext and New York stock exchanges.

ABN AMRO operates through three Strategic Business Units, each responsible for managing a distinct client segment. Wholesale Clients provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide. Consumer & Commercial Clients focuses on retail and SME clients in three home markets - the Netherlands, the US and Brazil and in a number of selected growth markets. Private Clients & Asset Management provides private banking services to wealthy clients and investment products to financial intermediaries and institutional clients.

ABN AMRO Asset Management is one of the world's leading asset managers with significant experience in managing assets for private investors and for institutional clients, including central banks, pension funds, insurance companies, and other institutions. It manages assets of EUR 162 bn (as per 30-9-2004) from over 20 locations throughout the globe. The assets include individually mandated client portfolios as well as a wide range of investment funds, distributed through financial intermediaries and offered to institutional clients directly.

About The Principal Financial Group
The Principal Financial Group is a leader in offering businesses, individuals and institutional clients a wide range of financial products and services, including retirement and investment services, life and health insurance and banking through its diverse family of financial services companies. A member of the Fortune 500, the Principal Financial Group has $156.0 billion in assets under management1 and serves some 14.7 million customers worldwide from offices in Asia, Australia, Europe, Latin America and the United States. Principal Financial Group, Inc. is traded on the New York Stock Exchange under the ticker symbol PFG.

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1 As of September 30, 2004.